Filed by Outdoor Channel Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Outdoor Channel Holdings, Inc.

Commission File No.: 000-17287

OUTDOOR CHANNEL DETERMINES THAT KROENKE PROPOSAL

IS A SUPERIOR PROPOSAL

TEMECULA, Calif.—March 7, 2013—Outdoor Channel Holdings, Inc. (NASDAQ: OUTD)(the “Company” or “Outdoor Channel”) today announced that its board of directors, after consultation with the Company’s outside legal counsel and financial advisor, unanimously determined that the proposal submitted by Kroenke Sports & Entertainment, LLC (“KSE”) to acquire all outstanding shares of Outdoor Channel common stock in an all-cash transaction at a price of $8.75 per share constitutes a “Superior Proposal” as such term is defined in Outdoor Channel’s merger agreement with InterMedia Outdoors Holdings, LLC (“IMOTSC”) and certain of its affiliates dated as of November 15, 2012 (the “InterMedia Agreement”).

The definitive terms and conditions of a merger agreement detailing the KSE proposal have been fully negotiated, and the agreement is subject only to execution by Outdoor Channel. The KSE proposal is not subject to any financing contingency, does not limit Outdoor Channel’s recovery to a reverse breakup fee in the event KSE fails to finance the transaction and includes a break-up fee equal to $1 million (as compared to $6.5 million under the InterMedia Agreement) that becomes payable by Outdoor Channel in the event that the merger agreement is terminated under certain circumstances. In addition, Mr. E. Stanley Kroenke has agreed to personally guarantee the obligations of KSE if the KSE merger agreement is executed.

In accordance with the terms of the InterMedia Agreement, Outdoor Channel has notified IMOTSC of its intention to terminate the InterMedia Agreement, subject to IMOTSC’s right to propose, within four business days of such notice, changes to the terms of the InterMedia Agreement that would, in the good faith judgment of the Outdoor Channel board (after consultation with outside legal counsel and financial advisors), cause the KSE proposal to no longer constitute a Superior Proposal.

At this time the InterMedia Agreement remains in effect, and the Outdoor Channel board has not changed its recommendation with respect to the InterMedia transaction. If the KSE proposal continues to constitute a Superior Proposal after the expiration of such four business-day period on March 12, 2013, Outdoor Channel expects to terminate the InterMedia Agreement and to enter into the merger agreement with KSE. In such event, Outdoor Channel would be required to pay IMOTSC a break-up fee in the amount of $6,500,000.

The Outdoor Channel board cautions that there can be no assurance that the KSE proposal will lead to the termination of the InterMedia Agreement and the execution of a merger agreement with KSE, or that the KSE proposal will be approved or consummated.

Lazard is serving as exclusive financial advisor to the Company in connection with the transaction. Wilson Sonsini Goodrich & Rosati, P.C. is legal advisor to the Company.

About Outdoor Channel Holdings, Inc.

Outdoor Channel Holdings, Inc. owns and operates Outdoor Channel and Winnercomm Inc. Nielsen estimated that Outdoor Channel had approximately 39.1 million cable, satellite and telco subscribers for March 2013. Outdoor Channel offers programming that captures the excitement of hunting, fishing, shooting, adventure and the Western lifestyle and can be viewed on multiple platforms including high definition, video-on-demand, as well as on a dynamic broadband website. Winnercomm is one of America’s leading and highest quality producers of live sporting events and sports series for cable and broadcast television. The Company also owns and operates the SkyCam and CableCam aerial camera systems which provide dramatic overhead camera angles for major sports events, including college and NFL football.

CONTACT: For Company:

Tom Allen

Executive Vice President, Chief Operating Officer/

Chief Financial Officer

800-770-5750

tallen@outdoorchannel.com

For Investors:

Chris Plunkett

Brainerd Communicators, Inc.

212-986-6667

plunkett@braincomm.com

For Media:

Nancy Zakhary

Brainerd Communicators, Inc.

212-986-6667

nancy@braincomm.com